Contact Information: China Ceramics Co., Ltd. Edmund Hen, Chief Financial Officer Email: info@cceramics.com	CCG Investor Relations Inc. David Rudnick, Account Manager Email: david.rudnick@ccgir.com Phone: +1-646-626-4172

China Ceramics Provides Additional Plant Expansion and Capital Expenditures Information

Jinjiang, Fujian Province, China, May 23, 2011-China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL, CCCLW, CCCLU) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today provided a clarified capital expenditures outlook for 2011 and 2012.

Plant Expansion and Capital Expenditures – Clarification and Outlook

The Company believes that it would be helpful to investors to provide more detailed information of its plant expansion and capital expenditure plans as disclosed in its first quarter 2011 earnings press release.  This represents an update from what was stated in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, which was based on forecasts that were performed in 2010, and a clarification of what was stated in the Company’s first quarter earnings press release.  China Ceramics’ capital expenditures in 2011 and 2012 are expected to be directed towards the purchase of specialized equipment for Hengda and Hengdali, the construction of new plant facilities at Hengdali and the construction of a new administrative office building adjacent to the Hengdali plant.

“We have recently decided to increase the production capacity of our Hengda and Hengdali facilities more rapidly in 2011 to capitalize upon the heightened market demand for our ceramic tiles.   Our capital expenditures will be directed towards the purchase of specialized equipment as well as the construction of new plant and office facilities,” said Mr. Jaidong Huang, China Ceramics’ Chief Executive Officer.

“The planned expansion of our newer Hengdali facility will enable the Company to produce innovative products and will reflect state-of-the art design, machinery and system architecture.  We expect that this will generate a high return on investment due to potentially premium pricing and higher margins,” concluded CEO Jaidong Huang.

2011 Plant Expansion and Capital Expenditure Plans

The information contained in the first quarter 2011 earnings press release, as filed with the SEC on Form 6-K on May 13, 2011, is the Company’s most recent outlook as relates to the expansion of the Company’s Hengda and Hengdali facilities and its associated capital expenditures.  What follows is a more detailed explanation of this outlook.

The Hengda Facility

The Company’s current plan is to increase the production capacity at the Hengda facility from its current annual production capacity of 32.2 million square meters of ceramic tiles to 42 million square meters by the end of 2011. The total capital expenditures in 2011 for Hengda are estimated to be RMB 175 million ($27 million).

The projected demand for the Company’s products is stronger this year than originally anticipated.  Therefore, the Company’s most recent expansion plans are intended to significantly increase the production capacity of the Hengda facility to meet this demand.  The Company plans to replace old production lines with new, state-of-the art equipment and production processes in order to accommodate this expected higher demand.  This includes a new expenditure of an estimated RMB 20 million ($3 million) for stone-breaking equipment that is integral to the efficiency of the production process. The associated capital expenditures are required to accommodate this higher demand, all of which are for additional machinery and not facility construction.

The Hengdali Facility

The Company’s current plan for 2011 is to increase the production capacity at the Hengdali plant from its current annual production capacity of 10 million square meters of ceramic tiles to 30 million square meters, which is expected to occur during the third quarter. The capital expenditures associated with this expansion is expected to be RMB 195 million (US $30 million).

The projected demand for the Company’s products is stronger this year than originally anticipated.  Therefore, the Company has accelerated its plans to construct new facilities at the Gaoan site, including additional plant facilities and an administrative building. As the expansion of the Hengdali facility is now planned to proceed faster than originally expected, the Company intends to install additional machinery in the Hengdali facility in 2011 that was originally planned for 2012.  The associated capital expenditures are required to accommodate this higher demand.  The equipment will produce the Company’s new premium, large-sized polished glaze products which it believes will have higher selling prices and higher margins.

In determining the amount of additional productive capacity for its allocation of capital expenditures, the Company views only machinery, not plant or administrative facilities, as a direct contributor to revenue generation, and therefore determinative of the amount of production capacity.

Of the planned capital expenditures for 2011 for this phase of expansion at Hengdali, an estimated RMB 67 million ($10.3 million) will be allocated for the construction of additional plant facilities and the construction of an administrative office building.  In more recent past quarters, all of Hengdali’s capital expenditures went towards the purchase of manufacturing equipment that increased the annual production capacity of ceramic tiles.

2012 Facilities Expansion and Capital Expenditure Plans

The expansion and associated capital expenditures for the Hengda facility are expected to be completed in 2011.  For 2012, routine capital maintenance expenditures for Hengda are expected to be minimal.

The 2012 expansion at Hengdali is expected to provide an additional 14 million square meters of annual production capacity of ceramic tiles by the end of 2012.  The capital expenditures associated with this expansion of Hengdali are expected to be approximately RMB 230 million ($35 million) for 2012.  Of this amount, an estimated RMB 77 million ($11.8 million) will be allocated for the construction of new facilities which will house the new equipment and ceramic tile production lines.  In 2012, the Company will be directing its equipment expenditures towards the purchase of new, state-of-the-art technology and equipment to meet the demand for its products.

Summary Plant Expansion and Capital Expenditure Outlook

The Company expects to have a total annual production capacity of approximately 86 million square meters of ceramic tiles by the end of 2012.  This is an increase from the 78.8 million square meters of ceramic tiles planned for in 2010 as stated in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010.

The Company notes that its capacity expansion plans and capital expenditures outlook could change as a result of the dynamics of the building materials industry, the projected demand for the Company’s ceramic tile products, the actual process and duration of construction, and the delivery of production equipment, among various other factors.

The Company believes that its current cash balances combined with its expected future cash flow from operations and its borrowing capacity will be sufficient to meet the capital expenditure requirements of the production capacity expansion associated with the Hengda and Hengdali facilities.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the new “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement
Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2010 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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